Your accession number for this submission is: 0001335002-11-000004 submitted October 17, 2011

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing
(Amendment No. 0)

OMB Number
3234-0058SEC File Number
000-51689 CUSIP Number 30208Q109
(Check one):X Form 10-K  Form 20-F  Form 11-K  Form 10-Q
Form 10-D  Form N-SAR    Form N-CSR

For Period Ended: July 31, 2011

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:
_____________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information

Exobox Technologies Corp.

5780 Avenida Robledal

Pensacola, Florida  32504


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b), the following should be completed.(Check box if appropriate.)

X (a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)The accountant s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        Exobox Technologies Corp. We were unable to file our
Annual Report on Form 10-K for the year ended July 31, 2011 by the prescribed date because we lack the required independent accountants
financial statements.   We are engaging Hamilton, P.C. as our
independent auditors to issue the appropriate Statements. Data and other information regarding certain material operations of the Company as well as its financial statements required for the filing were not currently available and could not be made available without unreasonable expense.


Part IV - Other Information

  1.Name and telephone number of person to contact in regard to this Notification Jacob Cukjati 850 384-3009

2.Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? Yes No X
If answer is no, identify report(s). 10-Q for the first, second and third quarter for the fiscal year ended July 31, 2011


3.Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof Yes X No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company did not have any operating revenues for the year ended July 31, 2011. However, the Companys results will change due to accounting treatment of the settlement of debts and the sale of the Companys patents and other related assets. The Company will report a gain from the sale of assets of approximately $1,000,000. The Company will suggest gains from the settlement of debts to its independent accountants. The company is presently not in a position to estimate the total effect of the debt settlements until our accountants fully analyze the facts and timing of the underlying debt settlements. Our independent auditors will need to form an opinion and agree how to account for the financial impact of various debt settlements. Beginning October 2010 the company embarked upon a course of action to reduce its operating costs. The cost reduction efforts were re-doubled shortly after the sale of its patents for the remaining months of the fiscal year ending July 31, 2011 with reductions in employee cost by approximately 50 percent.


Exobox Technologies Corp.

(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date: 10-14-2011 By signed Jacob Cukjati Title: Chief Executive Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative s authority to sign on behalf of the registrant shall be filed with the form.

Attention
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001)